TSX : KRI
Khan’s Mongolian and Russian Partners Visit the Dornod site
TORONTO, ONTARIO, JUNE 2, 2008 — The Prime Minister of Mongolia, S. Bayar, and General Director of the state-owned Russian Corporation “Rossatom”, S.V. Kiryenko, visited Central Asian Uranium Company, (CAUC) and Khan Resources Inc.’s (Khan) Dornod uranium site on May 26, 2008. Following the official visit by Prime Minister S. Bayar to Russia in April 2008, and the signing of cooperation agreements between Mongolia and Russia in exploring and developing uranium mines, the Prime Minister invited Mr. Kiryenko to visit the Canadian, Mongolian and Russian joint venture company, CAUC, at the Dornod uranium mine site in north eastern Mongolia.
Khan, a Canadian company, owns a 58% interest in CAUC, and the remaining shares are equally owned by the Mongolian government and the Russian state owned company Priargunsky Production Mining-Chemical Association (Priargunsky), which is owned by Rossatom Corporation. CAUC holds the only uranium mining license in Mongolia and the Dornod mine was in production under Priargunsky between 1988-1995. In addition, Khan holds 100% of an exploration license covering an adjoining property. During the one day visit, Khan management provided the guests with a presentation on the status of the project, the results from the Pre-Feasibility Study and Environmental Impact Assessment, progress on the ongoing Definitive Feasibility Study, and Mongolian resource and reserve calculations.
After the meeting, the Prime Minister and Mr. Kiryenko made a site tour of the Dornod minesite, and then continued on to Russia to visit the Priargunsky processing and mining operations. Khan expects this visit by the top officials of the joint venture partnership to play an important role in the future development of the Dornod uranium project. Khan looks forward to commencing negotiations with its partners, once the situation in Mongolia regarding development of the uranium mining industry, is clarified.
Offer for Western Prospector Group Ltd.
On May 11, 2008, Khan Resources announced its intention to make an offer (the “Offer”) for all of the outstanding common shares of Western Prospector Group Ltd. (“Western Prospector”), together with the associated rights issued under Western Prospector’s shareholder rights plan. Khan Resources’ offer and circular dated May 12, 2008 and other documents related to the Offer were filed with the securities regulatory authorities in Canada and the United States on May 12, 2008. Western Prospector shareholders are urged to read the offer and circular and related Offer materials as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares of Western Prospector. Copies of the offer and circular and related materials are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are available on Khan Resources’ website at www.khanresources.com.

Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. Such forward-looking statements are made as at the date of this news release, and the company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX:KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
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Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915, Ext. 301
Office: 416.360.3405	Toll Free: 1.877.748.0914
mquick@khanresources.com	jruby@buickgroup.com